UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29435/September 22, 2010

_____
In the Matter of   :
                                         :
COHEN & STEERS GLOBAL REAL ESTATE   :
    INCOME OPPORTUNITIES FUND, INC.   :
280 Park Ave., 10th Floor   :
New York, NY 10017   :
                                         :
(811-22060)   :
                                         :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Cohen & Steers Global Real Estate Income Opportunities Fund, Inc.
filed an application on July 1, 2010, and amended on August 4,
2010, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On August 27, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29405). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary